UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A
(Rule 13d–102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

(Amendment No. Three)*

CITIZENS COMMUNITY BANCORP, INC.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

174903104
(CUSIP Number)

December 31, 2009
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d–1(b)

☐	Rule 13d–1(c)

☐	Rule 13d–1(d)
________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    174903104

1)	Name of Reporting Person Citizens Community Bancorp, Inc. Employee Stock Ownership Plan

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐

	(b)	☒

3)	SEC Use Only

4)	Citizenship or Place of Organization United States of America

	Number of Shares	5)	Sole Voting Power	0
Beneficially Owned
	By Each Reporting	6)	Shared Voting Power	0
Person With
		7)	Sole Dispositive Power	0

		8)	Shared Dispositive Power	0

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11)	Percent of Class Represented by Amount in Row 9 0%

12)	Type of Reporting Person (See Instructions) EP

Item 1(a) Name of Issuer

Citizens Community Bancorp, Inc. (the "Company")

Item 1(b) Address of Issuer's Principal Executive Offices.

2174 EastRidge Center
Eau Claire, Wisconsin 54701

Item 2(a) Name of Person Filing.

Citizens Community Bancorp, Inc. Employee Stock Ownership Plan (the "Plan").

Item 2(b) Address of Principal Business Office or, if None, Residence.

2174 EastRidge Center
Eau Claire, Wisconsin 54701

Item 2(c) Citizenship.

United States of America.

Item 2(d) Title of Class of Securities.

Common Stock, par value $0.01 per share (the "Common Stock).

Item 2(e) CUSIP Number.

174903104

Item 3.  If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(f)	☒	An employee benefit plan or endowment fund in accordance § 240.13d - (b)(1)(ii)(F).

Item 4.  Ownership.

(a)	Amount Beneficially Owned: 0

(b)	Percent of Class: 0%

(c)	Number of Shares as to Which Such Person Has:

	(i)	Sole Power to Vote or to Direct the Vote: 0

	(ii)	Shared Power to Vote or to Direct the Vote: 0

	(iii)	Sole Power to Dispose or Direct the Disposition of: 0

	(iv)	Shared Power to Dispose or Direct the Disposition of: 0

Effective December 31, 2009, the Company terminated the Plan and all shares of the Company's Common Stock that were (1) allocated to participants' accounts as of that date were merged into the participants' accounts in the Company's 401(k) Profit Sharing Plan and (2) unallocated were cancelled.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2010

CITIZENS COMMUNITY BANCORP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN

By:  First Bankers Trust Services, Inc., as Trustee

By  /s/ Linda Shultz
       Print Name:  Linda Shultz
       Title:    Trust Officer